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                             February 1, 2024

       Andrea Park
       Chief Financial Officer
       AgeX Therapeutics, Inc.
       1101 Marina Village Parkway, Suite 201
       Alameda, California 94501

                                                        Re: AgeX Therapeutics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed January 16,
2024
                                                            File No. 333-275536

       Dear Andrea Park:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2023 letter.

       Amendment No.1 to Registration Statement on Form S-4 filed January 16,
2024

       Cover Page

   1. We note your response to our prior comment 1. Given that the NYSE Amercian listing condition is waivable,
please further revise your disclosure to indicate whether
                                                        recirculation or
resolicitation of shareholders will occur prior to the vote if the listing application is not
approved but the condition is waived. If AgeX shareholders will not have certainty
regarding the listing of the combined company's shares at the time they are asked to vote, please
clarify this fact. Please also provide risk factor disclosure that addresses the potential
consequences of the parties waiving the condition and the closing occurring without the
NYSE listing, including but not limited to the liquidity implications thereof.
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany1,NameAgeX
February   2024       Therapeutics, Inc.
February
Page 2 1, 2024 Page 2
FirstName LastName
Questions and Answers about the Merger
Q: Did the AgeX Board engage an independent financial advisor to shop AgeX or deliver a fairness opinion in connection with the Merger?, page 4

2. We note your response to our prior comment 4 and reissue in part. Please revise your answer in this section to highlight that AgeX's board did not value the companies in terms of absolute/dollar values.
Q: What is Juvenescence's relationship with AgeX?, page 5

3. We note your response to our prior comment 3. Please further revise your disclosure to clarify the percentage of AgeX common stock Juvenescence will hold after the preferred stock conversion on February 1, 2024, in addition to disclosing that the conversion will
         "increase Juvenescence   s ownership and voting power to more than 50%
of the
         outstanding shares of AgeX common stock."
Background of the Merger, page 133

4. We note your response to our prior comment 12 and reissue in part. Please revise your disclosure in reference to the October 21, 2022, entry to explain the potential drawbacks of valuing the companies in relation to their "relative values" rather than in terms of absolute valuations.
5. We note your response to our prior comment 24 and reissue. Please disclose whether
         AgeX   s board conducted or considered any financial analyses that resulted in a valuation
         of either AgeX or Serina. In particular, discuss whether AgeX   s
board conducted or
         considered a liquidation analysis or analysis of precedent reverse merger transactions. To the extent they were not conducted, explain why.
Certain Unaudited Budget Projections for Serina, page 154

6. Please address the following regarding the Serina Budget Projections prepared by Serina management and reviewed by AgeX management and its advisors on page
155:
             Please expand your disclosure to discuss all material assumptions used to develop the projections that are not Total Additional Cash and Total Operating Expenses.
             Identify the counter party to the license agreement, the nature of activity, and specific contractual triggers for the receipt of the $3 million and $5 million from license agreements reflected here.
             Separately identify and quantify the amounts to be received here that are expected from Juvenescence or other related parties, identifying any contractual payment triggers and the extent to which they are optional versus
mandatory.
             Address how the board evaluated and determined the reasonableness of the projections, the extent to which alternative scenarios were provided or considered, and the extent to which the probability of achieving such projections was assessed.
             Please also discuss the possible impact if the projections are not correct and clarify when all the projections were provided.
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany1,NameAgeX
February   2024       Therapeutics, Inc.
February
Page 3 1, 2024 Page 3
FirstName LastName
Serina's Reasons for the Merger, page 156

7. We note your response to our prior comment 29 and reissue. With reference to the first bullet point on page 157, disclose the implied valuation of Serina. AgeX Management's Discussion and Analysis of Financial Condition and Results of Operations, page 315
Critical Accounting Estimates, page 317

8.       Please address the following related to our prior comment 42:
             Revise to more clearly label the amounts presented in the "Warrants" columns on the tables on pages F-26 and F-56, and revise to quantify the total number of warrants outstanding.
             Explain why the subtotals of these columns do not foot, and explain what the subtotals actually represent and how they differ from the actual total number of warrants outstanding as of each balance sheet date presented. Revise the table to separately quantify any warrants exercised or expired during the
             periods presented.
             Given, among other things, the fair value per share assumptions as provided on page F-55, the resultant fair values of each issuance as shown on page F-56 and the disclosure on page F-56 that none of the issued warrants have been exercised, please explain to us and revise to disclose the underlying facts and circumstances that result in your outstanding liability classified warrants having a fair value of zero as of
             September 30, 2023.
Results of Operations, page 324

9. We have reviewed your revision related to our prior comment 43. You state on page
         325 that the net decrease of $0.2 million in research and development expenses for the nine months ended September 30, 2023 "was primarily attributable to reductions of $0.2 million in outside research and services allocable to research and development expenses."
         Then, in the explanation of changes in research and development expenses for the year ended December 31, 2022 on page 327, you describe changes in expense category rather than by project as presented in the immediately following table. Please revise your disclosure on page 325 to identify the specific factor(s) causing the reductions of outside research and services allocable to such research and developments expenses. Revise the disclosure on page 327 to explain the changes for the annual periods presented by project rather than by expense category, providing quantifications where necessary. Clearly identify the underlying trends and management's decisions that led to the changes that are reflected in the periods presented.
 Andrea Park
FirstName LastNameAndrea   Park
AgeX Therapeutics, Inc.
Comapany1,NameAgeX
February   2024       Therapeutics, Inc.
February
Page 4 1, 2024 Page 4
FirstName LastName
Serina Management's Discussion and Analysis of Financial Condition and Results of Operations, page 333
Results of Operations, page 336

10. We have reviewed your revision related to our prior comment 46. Please further expand your discussion of the changes in research and development expenses by category on pages 339 and 341 to identify the specific factor(s) causing the most material changes therein for the periods presented. For example, for the year ended December 31, 2022, there was a $1.2 million decrease in R&D labor and a $814,018 decrease in Outside lab analysis. Your revised disclosure should describe why, exactly, there was such significant changes in these categories. Further, it should be clear into what line item the descriptions you provide should be included. For example, while you refer to "contract manufacturing"
         on both pages 339 and 341, in the former instance it appears that contract manufacturing might be reflected within "Consulting services" but in the latter, it appears it might be included within "R&D labor". Please revise accordingly.
AgeX Executive and Director Compensation, page 358

11. Please revise your disclosure in relation to both AgeX and Serina to include compensation information for the most recently completed fiscal year, as required by Item 402 of
         Regulation S-K.
AgeX Financial Statements
12. Subsequent Events, page F-62

12. Please remove the section entitled "Non-GAAP Financial Measures" on page F-63, as it appears to present an individually tailored measure which is prohibited by Question
         100.04 of the Non-GAAP C&DI.
General

13.      We note your response to our prior comment 52. Please address the following:
             Tell us and revise as necessary to reconcile the apparent inconsistency in your conclusion to account for the merger as a reverse recapitalization for accounting purposes with your response to prior comment 52 that you do "not believe that it is a
               shell company    as defined in Rule 405 of the Securities Act of
1933 (the 'Securities
            Act') or Rule 12b-2 of the Securities Exchange Act of 1934 (the 'Exchange Act') or
            that it will become one prior to the consummation of the Merger because the
            Company believes that it has, and will continue to have through the consummation of the Merger, operations and assets that are more than nominal."
             Clearly explain how you determined that the company holds only nominal assets as the definition of a shell company requires for reverse recapitalization accounting purposes.
             Explain how you considered the retained revenue streams, research and development expense activity, and other activity as reflected in your general and administrative
 Andrea Park
AgeX Therapeutics, Inc.
February 1, 2024
Page 5
           expenses in your conclusion that AgeX is a shell for purposes of reverse recapitalization accounting.
             Tell us how you considered the extent to which AgeX has other intangible assets which would be recorded if the merger were accounted for as a reverse acquisition.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameAndrea Park
                                                           Division of
Corporation Finance
Comapany NameAgeX Therapeutics, Inc.
                                                           Office of Life
Sciences
February 1, 2024 Page 5
cc:       Chris Trester, Esq.
FirstName LastName